EXHIBIT 99.1

Caledonia Mining Corporation Plc Issue of Securities

ST HELIER, Jersey, Jan. 12, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) announces that following the maturing of long term incentive plan awards on January 11, 2022 which were made under the 2015 Omnibus Equity Incentive Compensation Plan of the Company (the “Plan”), a total of 76,520 common shares of no par value in the Company are being issued to members of staff within the Company’s group, including in the form of depositary interests and Zimbabwe depositary receipts in respect of such shares, on or before January 14, 2022.  The following “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014 shall receive the securities set out below:

Name	Position	Number of depositary interests issued	Resulting interest in share capital of the Company (number and percentage)
Steve Curtis	Director and Chief Executive Officer	24,684	189,566 (1.48%)
Mark Learmonth	Director and Chief Financial Officer	28,487	168,262 (1.31%)

Further details of the transactions are set out in the notifications below.

Application has been made by Caledonia for the admission of depositary interests representing all the issued shares to trading on AIM and it is anticipated that trading in such securities will commence on January 17, 2022. Following issue of all the shares, the Company will have a total number of shares in issue of 12,833,126 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Enquiries

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Camilla Horsfall	Tel: +44 7817 841793

WH Ireland
Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Steve Curtis
2	Reason for the notification
a)	Position/status	Director and Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$11.66	24,684
d)	Aggregated information
	- Aggregated volume	24,684
	- Price	US$11.66
e)	Date of the transaction	14 January 2022
f)	Place of the transaction	AIM of the London Stock Exchange plc

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$11.66	28,487
d)	Aggregated information
	- Aggregated volume	28,487
	- Price	US$11.66
e)	Date of the transaction	14 January 2022
f)	Place of the transaction	AIM of the London Stock Exchange plc